Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 2 to the Registration Statement of Forum Merger II Corporation (the “Company”) on Form S-1, File No. 333-226084, of our report dated June 1, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Forum Merger II Corporation as of May 22, 2018 and for the period from May 4, 2018 (inception) through May 22, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

July 31, 2018